Exhibit 17.1

25/8/98

Mr. Robert Petry
Chairman
Board of Directors
FineLine Properties.com, Inc.
3250 Market Street
Suite 302
Fairlawn, OH 44240
USA

Dear Mr. Petry:

Effective immediately, I am tendering my resignation as Treasurer and as a Member of the Board of Directors for FineLine Properties.com, Inc. due to personal as well as business reasons.

I enjoyed serving with the members of the Board and am available for any items which need clarification in the records during my term.

Sincerely;


s/s Gaye Knowles
----------------------
Gaye Knowles



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